

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

James Dondero
President and Chairman
NexPoint Residential Trust, Inc.
300 Crescent Court, Suite 700
Dallas, Texas 75201

>**Re: NexPoint Residential Trust, Inc.**
>**Definitive Proxy Statement on Schedule 14A**
>**Filed April 11, 2023**
>**File No. 001-36663**

Dear James Dondero:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program